Exhibit 3.1

The following is the text of an amendment to Article V, Section 1 of the Bylaws of NF Energy Saving Corporation, which has been deleted in its entirety and replaced with the following, effective January 8, 2010:

“Section 1. Certificates. Each stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, its president or a vice president and by the secretary or the treasurer, certifying the number of shares owned by him unless the Board of Directors provides by resolution that some or all of any or all classes or series of stock shall be uncertificated shares. Any or all of the signatures on the certificate may be by facsimile.”